Exhibit (a)(1)(ii)
Date:
June 24, 2022

To:
Eligible Employees

From:
W. Erik Carlson, Chief Executive Officer

Re:
DISH Network Corporation Offer to Exchange Eligible Options for New Options

Team members with eligible stock options,
I’d like to begin by thanking you for everything you do to help us execute on our strategic goals. Together, we’ll change the way the world communicates and I’m proud of the level of excellence our team displays every day.
We are pleased to announce that DISH Network Corporation (“DISH,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, June 24, 2022. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms (“New Options”).
The Exchange Offer will expire at 10:00 p.m. (Mountain Daylight Time) on July 22, 2022, (the “Expiration Time”). We may extend this expiration date and time at our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time.
Please read the attached “Exchange Offer” and “Schedule TO” (collectively, the “Offering Materials”), which contain the rules, procedures and other information related to this Exchange Offer. The Offering Materials also contain a list of questions and answers that you may find helpful.
Following receipt of this email, you will also receive an email from Stock.Options@dish.com containing a link to your Election Form on the Option Exchange Portal. This will be accompanied by instructions on how to fully complete and properly submit your Election Form.
After reading the Offering Materials, the Election Form and accompanying instructions, if you have questions, you may send an email to Stock.Options@dish.com, which is the preferred method, or call the Exchange Offer information line at 1-855-256-0682. Please do not direct questions regarding the Exchange Offer to your manager or any other DISH employee. All Exchange Offer questions will be handled through the channels listed above.
Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is completely voluntary, and you should make the decision about whether to participate based on your personal circumstances. We recommend that you consult your own financial, legal, accounting and/or tax advisor(s) to address questions regarding your decision.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the attached Offering Materials. You may also obtain the Offering Materials and other documents filed by DISH with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Exchange Offer — Doug Mohr, Compensation Accounting. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offering Materials.
Again, thank you for your continued focus and commitment to ensure DISH’s long-term success.
Erik